Chromocell Therapeutics Corporation

4400 Route 9 South, Suite 1000

Freehold, NJ 07728

August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington D.C. 20549

RE:	Chromocell Therapeutics Corporation
File No. 333-281070
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chromocell Therapeutics Corporation hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, August 6, 2024, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Charles Chambers Jr at (617) 338-2840. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Sincerely,

Chromocell Therapeutics Corporation

By:	/s/ Francis Knuettel II
Francis Knuettel II
Chief Executive Officer

cc:	David E. Danovitch, Sullivan & Worcester LLP
Charles Chambers Jr., Sullivan & Worcester LLP